2003

                                 File No. 69-228

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
     FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                                   Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. Nicor Inc., an Illinois corporation, is a holding company, whose operating subsidiaries are engaged primarily in gas distribution, containerized shipping and other energy-related activities. The general offices of the company and subsidiaries, except as otherwise noted, are located in northern Illinois. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have less-than-majority interests in certain limited liability companies or partnerships. These less-than-majority interests, which are carried on the equity basis in accordance with generally accepted accounting principles, are indicated with an asterisk.

   Northern Illinois Gas Company (doing business as Nicor Gas Company)
   -------------------------------------------------------------------
   and Subsidiary
   --------------

   Northern Illinois Gas Company, an Illinois corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves over 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has the authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

   Birdsall, Inc. and Subsidiaries
   -------------------------------

   Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Company Limited (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 25 ports in the Bahamas, Caribbean, Canada's east coast and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are:

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   Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A.
   - Panama; Container Terminals, Ltd. - Bahamas; Freship, S.A. - Dominican Republic; Tropical Shipping of Canada, Inc. - Delaware; Transfresca, S.A. - Honduras; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; Tropical Shipping Agency, Inc. - Delaware; Tropical Express Container Service Trinidad Limited - Trinidad; Tropical Express Container Service (Guyana) Inc. - Guyana; Antigua Maritime Agencies Limited - Antigua; Saint Martin Marine Services, SARL - St. Martin; all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Birdsall de Mexico, S.A. de C.V. - Mexico, a subsidiary which also was in the shipping business, was dissolved in 2003. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains membership interests in Triton Container Investments LLC*, a container leasing business.

   Nicor Energy Ventures Company and Subsidiaries
   ----------------------------------------------

   Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Nicor Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub and manages product risks for affiliates; Nicor Energy Management Services Company is a member in a Delaware limited liability company, Nicor Energy, L.L.C.*, which during 2003 disposed of its customer contracts and ceased operations; Nicor Energy Solutions Inc., which formerly offered energy systems design and construction and has disposed of substantially all its assets; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a Delaware limited liability company providing heating, ventilation and air conditioning services; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp., an entity that was dissolved in 2003, was formerly a partner in Clean Fuel Services*, which provided turnkey natural gas fuel station services for the natural gas vehicle market. Nicor Energy Ventures Company is also a member of two Delaware limited liability companies: EN Engineering, L.L.C.*, located in Woodridge, Illinois, is engaged in the design, installation, and maintenance of a variety of pipeline facilities, and Adkins Energy L.L.C.*, an ethanol processing facility in Lena, Illinois.

   Tropical Bahamas Ltd.
   ---------------------

   Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose business is with affiliates.

   Other Operating Subsidiaries
   ----------------------------

   Nicor Horizon, Inc., a Delaware corporation, is a member in a Delaware limited liability company, Horizon Pipeline Company,
   L.L.C.*, which is engaged in the operation of a natural gas pipeline in northern Illinois. Nicor Solutions, L.L.C., a Delaware limited liability company, offers energy-related financial products, including utility-bill management plans as well as natural gas price protection plans to Nicor Gas customers.

   Nonoperating Subsidiaries
   -------------------------

   Nicor Purchasing, L.L.C., an Illinois limited liability company, is engaged in the business of procuring goods and services on behalf of Nicor Inc. and its subsidiaries operating in Illinois. Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets. Nicor National Inc., a Delaware corporation,

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

   has two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., both of which are also Delaware corporations; these two wholly owned subsidiaries, both of which were formerly engaged in the shipyard business, were dissolved in 2003. Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

   The company also has the following inactive subsidiaries: Nicor Power Holding Company - Delaware; Nicor Rocky Road Company - Delaware; Nicor International Inc. - Delaware; St. Maarten Marine Services, N.V. - St. Martin; Tropical Industries, Ltd. - Bahamas; Transexcel, S.A. - Costa Rica; Transcal, S.A. - Guatemala.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the state of Illinois and includes approximately 31,000 miles of mains, approximately 1.9 million services connecting the mains to customers' premises, and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software, and office equipment, as required for the conduct of its business.


3. The following information relates to Nicor Gas for calendar year 2003:

   a. Mcf of natural gas distributed at
      retail (1)                                           261,569,430

   b. Mcf of natural gas distributed at
      retail outside of Illinois                                  None

   c. Mcf of natural gas sold at wholesale
      outside of or at the state line of
      Illinois (2)                                          25,674,196

   d. Mcf of natural gas purchased outside
      of or at the state line of Illinois (3)              304,667,178

   (1) Represents direct sales to residential and commercial customers only. Sales to industrial customers for their own use were 7,027,690 Mcf. In addition, 121,174,929 Mcf, 87,785,080 Mcf and 16,632,414 Mcf of
       customer-owned gas were delivered to industrial, commercial and residential customers, respectively, through transportation agreements.
   (2) Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.
   (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.


4. Not applicable.


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




                                    Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.


                          Nicor Inc.



                          By    /s/    RICHARD L. HAWLEY
                             -----------------------------------
                                    Richard L. Hawley
                                    Executive Vice President and
                                    Chief Financial Officer

CORPORATE SEAL





ATTEST:



 /s/    DANIEL G. MCNAMARA
-----------------------------------------
        Daniel G. McNamara
        Associate General Counsel and
        Assistant Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             Richard L. Hawley
             Executive Vice President and
             Chief Financial Officer

             Nicor Inc.
             P.O. Box 3014
             Naperville, Illinois  60566-7014


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


                                 Exhibits Index
                                 --------------


Exhibit
Number      Description
-------------------------------------------------------------------------------


A-1   Nicor Inc. Consolidating Statement of Operations
A-2   Nicor Inc. Consolidating Balance Sheet
A-3   Nicor Inc. Consolidating Statement of Retained Earnings
A-4   Birdsall, Inc. Consolidating Statement of Operations
A-5   Birdsall, Inc. Consolidating Balance Sheet
A-6   Birdsall, Inc. Consolidating Statement of Retained Earnings
A-7   Nicor Energy Ventures Company Consolidating Statement of Operations
A-8   Nicor Energy Ventures Company Consolidating Balance Sheet
A-9   Nicor Energy Ventures Company Consolidating Statement of Retained Earnings


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